SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series I Notes issued on May 15, 2019 - due 2023.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on August 12, 2022, will start the payment of the twelfth installment of interest on Series I Notes issued on May 15, 2019.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	August 12, 2022
Period comprised by the payment:	May 12, 2022 / August 12, 2022
Concept of payment:	Interests (100%).
Payment Currency:	USD (United States Dollar).
Capital Outstanding:	USD 3,060,519.00
Annual Nominal Interest:	10.00%
Interest paid:	2.520547985%
Amount of interest being paid:	USD 77,141.85

Interests will be paid to the people at whose name the Notes were registered as of August 11, 2022 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

August 5, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets